MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Second Quarter Ended

June 30, 2010

MANAGEMENT’S DISCUSSION AND ANALYSIS

General

The following Management’s Discussion and Analysis (“MD&A”) of Augusta Resource Corporation and its subsidiaries, (“Augusta” or “the Company”) should be read in conjunction with the accompanying interim consolidated financial statements for the six months ended June 30, 2010 which is available on the SEDAR website at www.sedar.com. This MD&A is current as at August 9, 2010.

All financial information in this MD&A is prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and presented in U.S. dollars unless otherwise indicated.

The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) and the NYSE Amex LLC under the symbol “AZC”.

Forward-Looking Statements

Certain of the statements made and information contained herein and in the documents incorporated by reference may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking statements or information within the meaning of the Securities Act (Ontario). Forward- looking statements or information include statements regarding the expectations and beliefs of management. Forward-looking statements or information include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to Augusta’s plans at its Rosemont property and other mineral properties, the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties with or interruptions in production and operations, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis, the effect of hedging activities, including margin limits and margin calls, regulatory restrictions, including environmental regulatory restrictions and liability, the speculative nature of mineral exploration, dilution, competition, loss of key employees, and other risks and uncertainties. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. Augusta does not expect to update forward-looking statements or information continually as conditions change, and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States. Readers are also advised to consider such forward-looking statements, which speak only as of the date the statements were made.

Description of the Business

Augusta and its wholly owned subsidiary, Rosemont Copper Company, are engaged in the exploration and development of mineral properties in Pima County, Arizona. Augusta’s main asset is the Rosemont copper project (“Rosemont”) which is currently in the permitting stage. Rosemont is expected to be the third largest copper mine in the United States, accounting for approximately 10% of total copper production. Since Rosemont is currently a non-producing property, it does not generate any operating income or cash flows from operations and Augusta depends entirely on equity and debt capital to finance its activities.

The Rosemont property is comprised of approximately 15,000 acres (6,070 hectares) of patented and unpatented claims and fee land in addition to approximately 15,000 acres (6,070 hectares) of leased grazing ranchland.

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Management’s Discussion and Analysis for the second quarter ended June 30, 2010

Rosemont is approximately 50 kilometres southeast of Tucson, Arizona near a number of large porphyry type producing copper mines operated by Freeport-McMoRan Copper & Gold Inc. and ASARCO LLC (“ASARCO”). Rosemont contains an open-pit mineable copper/molybdenum/silver skarn deposit, as well as other exploration targets.

Corporate Developments

On June 23, 2010, the Company reached a non-binding agreement with Ely Gold & Mineral Inc. to make a $3.02 million one-time payment to early settle the remaining balance owing to the Company by August 1, 2010 in exchange for a $0.02 million payment. This agreement was further extended to August 31, 2010 for an additional $0.02 million payment.

On June 1, 2010, the Company signed an amendment to the Memorandum of Understanding with the Coronado National Forest (“CNF”) for the release of Rosemont’s Draft Environmental Impact Statement (“DEIS”) in the fourth quarter 2010.

On April 23, 2010, the Company completed a $43 million senior secured loan agreement and a copper concentrate off-take agreement with Red Kite Explorer Trust (“Red Kite”). The proceeds from the loan were used to retire the $40 million Sumitomo loan facility, $1.89 million of accrued interest and two outstanding notes payable of $2.0 million. Under the copper concentrate off-take agreement, once Rosemont commences commercial production, the Company will supply Red Kite with 16.125% of copper concentrate production per year. This agreement ends when 483,750 dry tonnes of concentrate have been delivered to Red Kite.

Permitting and Environmental Impact Statement

The Environmental Impact Statement process (“EIS process”) is managed by the United States Forest Service (“USFS”). The Record of Decision (“ROD”) will be issued by the USFS and Bureau of Land Management for mining activities on public land and by the Army Corps of Engineers for mining activities on waters of the United States.

On June 1, 2010, the Company signed an amendment to the Memorandum of Understanding with CNF which anticipates the release of the DEIS in the fourth quarter of 2010. Public hearings are anticipated to occur in the first quarter of 2011. This follows an April 30, 2010 statement from CNF that the DEIS would be delayed in order to complete a native plant study and additional groundwater modeling of development plan alternatives. CNF must complete field surveys for a native plant that lives on some of the sites on its land where the Company has proposed to put the waste rock and mine tailings. In addition, the DEIS project teams conducting detailed groundwater hydrology studies will complete further calculations on potential impacts and mitigation measures for the alternative facility sites under evaluation in the DEIS.

This adjustment to the DEIS schedule was necessary to allow the Forest Interdisciplinary Team and its third party contractors to produce a complete and comprehensive evaluation.

The Company will continue working on completing the necessary work to obtain the following permits:

  The Aquifer Protection Permit when issued by the Arizona Department of Environmental Quality will establish the operating standards and controls so that operations do not degrade groundwater;

  The Air Permit when issued by the Pima County Department of Environmental Quality will establish the standards for air quality and emissions control for mining operations;

  The Certificate of Environmental Compliance Process managed by the Arizona Corporation Commission. The ultimate power route will be determined by the Commission and the permit will be issued to Tucson Electric Power. The timing for this process has been set so the Right of Way (below) will be the one approved for use by the Commission; and

  The State Land Department Right of Way valuation and approval process that will provide a route to get water and power to Rosemont.

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Management’s Discussion and Analysis for the second quarter ended June 30, 2010

Rosemont

Work continues in all areas related to the permitting schedules including: protected plant and animal species issues, evaluation of cultural/heritage resources, protection of water resources, design of project facilities for minimization of visual impact, native plant reclamation research, sustainable energy sources, air quality protection, roadway and traffic safety, and other environmental and community issues.

Basic engineering is approximately 70% complete and the Company plans to have the basic engineering completed in the fourth quarter of 2010. The design engineering work schedule has been adjusted to match the revised permitting schedule as outlined in the June 1, 2010 news release.

The Company spent $9.66 million (YTD - $17.30 million) during the second quarter on the Rosemont project of which $8.36 million (YTD - $15.26 million) was on permitting related activities, basic engineering and on-going support services. The remaining $1.30 million (YTD - $2.04 million) was spent on capitalized loan interest, project financing advisory services and capitalizing the fair value of stock options and restricted shares issued to project employees.

As at June 30, 2010 Augusta’s capitalized costs on the Rosemont project were as follows:

Mineral properties

	2010	2009
Balance, December 31, 2009 and 2008	$25,665,438	$25,462,869
Acquisition costs	30,054	86,358
Capitalized interest	16,709	116,211
Balance, June 30, 2010 and December 31, 2009	$25,712,201	$25,665,438

Deferred Development Costs

	2010	2009
Balance, December 31, 2009 and 2008	$64,516,724	$41,717,224
Permitting, engineering and on-going support activities	15,847,504	21,303,410
Capitalized financing costs	158,948	-
Capitalized loan interest charges	677,739	935,990
Capitalized stock compensation expense	617,176	560,100
Balance, June 30, 2010 and December 31, 2009	$81,818,091	$64,516,724

Financing

(a)      On April 23, 2010, the Company completed a $43 million senior secured loan (the “Loan”) and copper concentrate off-take agreements with Red Kite.

The Loan bears interest at LIBOR plus 4.5% and matures on the earlier of April 21, 2012 or the date of closing of a Rosemont senior debt project financing. The Loan can be repaid without penalty at any time prior to maturity, and the Company has a one-time option, expiring on October 23, 2011, to extend the maturity date by one year for a fee of 2% of the Loan amount.

Under the terms of the off-take agreement, the Company will supply Red Kite with 16.125% of Rosemont’s copper concentrates production per year and ends when 483,750 dry tonnes have been delivered to Red Kite. The off-take agreement includes market pricing and competitive payables for metals including benchmarked treatment and refining charges. The Loan is collateralized against Augusta’s assets, including the shares of the Company’s subsidiary which holds the Rosemont assets.

As part of the loan agreement, the Company paid Red Kite an origination fee of $0.86 million and issued 1,790,700 warrants exercisable at Cdn$3.90 per share until April 23, 2013. The warrants were valued at $0.73 million. In total, the Company incurred $1.65 million in financing costs which have been netted against the Loan and accreted over the term of the Loan. For the three months ended June 30, 2010, the Company amortized $0.14 million of financing costs against deferred development costs.

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Management’s Discussion and Analysis for the second quarter ended June 30, 2010

The proceeds from the Loan were used to retire the $40 million Sumitomo loan facility, $1.89 million of accrued interest and two outstanding notes payable of $2.0 million.

(b)      Proceeds of $7.59 million were received in April 2010 for the exercise of 3,350,000 share purchase warrants exercisable at Cdn$2.30 per warrant.

Results of operations

	Three months ended		Six months ended
	June 30,		June 30,
	2010	2009	2010	2009

EXPENSES
Salaries and benefits	$336,512	$388,457	$940,881	$955,192
Stock-based compensation	383,481	180,711	745,157	619,047
Legal, Accounting and Audit	180,057	392,668	314,994	560,440
Travel	63,468	29,850	88,301	76,598
Consulting	4,246	19,526	20,174	49,555
Filing and Regulatory fees	19,847	31,043	78,495	76,624
Recruiting fees	-	-	28,128	30,553
Office and Administration	73,418	60,046	128,959	103,454
Rent	38,221	33,373	72,634	70,645
Investor Relations	11,540	28,267	58,192	43,169
Directors' fees	29,889	29,581	62,604	54,217
Insurance	45,628	48,386	80,464	87,861
Membership and Conferences	2,880	6,543	8,969	16,819
Amortization	40,952	29,473	80,856	62,232
Fiscal and Advisory services	3,680	1,839	7,111	4,801
Loss from operations	(1,233,819)	(1,279,763)	(2,715,919)	(2,811,207)
Interest and other income/expenses	141,484	179,198	340,655	403,642
Other expenses	(175,664)	(184,579)	(413,837)	(251,809)
Gain (loss) on Ely warrants	(489,856)	-	6,212	-
Foreign exchange gains (losses)	(436,439)	412,488	(324,715)	260,243
Interest and finance charges	(18,124)	(19,522)	(44,215)	(46,230)
Net loss for the period	(2,212,418)	(892,178)	(3,151,819)	(2,445,361)

Second quarter ended June 30, 2010 and 2009

For the three months ended June 30, 2010, the Company incurred a net loss of $2.21 million or $0.02 loss per share compared to a net loss of $0.89 million or $0.01 loss per share for the same period in 2009. The $1.32 million increase in the net loss for the second quarter over was due primarily to a $0.49 million marked-to-market loss on the Ely warrants and a $0.44 million foreign exchange loss. The Canadian dollar had declined 4.2% against the U.S. dollar during the second quarter.

For the six months ended June 30, 2010, the Company incurred a net loss of $3.15 million or $0.03 loss per share compared to $2.45 million or $0.03 loss per share for the same period in 2009. The increased loss was due primarily to a $0.32 million foreign exchange loss, higher ranch expenses and partially offset by lower legal fees. Other significant variances include:

Salaries and Benefits
Salaries and benefits decreased $0.05 million to $0.34 million in the second quarter 2010 compared to $0.39 million for the same period in 2009 as a result of a higher capitalization ($0.19 million) of salaries and benefits to deferred development costs based on time spent between Rosemont and administrative functions and higher recovery of salaries and benefits charged to related companies.

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Management’s Discussion and Analysis for the second quarter ended June 30, 2010

Salaries and benefits totaled $1.13 million for the six months ended June 30, 2010 compared to $0.96 million for the same period in 2009. This increase was due primarily to hiring of additional personnel and the implementation of a 401K plan.

Stock-Based Compensation
Stock-based compensation consists of the fair value amortization of incentive stock options, restricted shares and restricted share units. Stock-based compensation increased $0.20 million to $0.38 million in the second quarter 2010 compared to $0.18 million for the same period in 2009 due to the vesting of restricted shares (fair value - $0.16 million) issued on March 29, 2010 and amortization of stock options granted subsequent to the second quarter of 2009.

For the six months ended June 30, 2010 stock-based compensation increased $0.13 million to $0.75 million compared to $0.62 million for the same period in 2009. The increase was due primarily to the same reasons explained above and partially offset by lower amortization of 2007 incentive stock options that fully vested prior to the second quarter of 2010.

Legal, Accounting and Audit
Legal, accounting and audit expenses decreased $0.21 million to $0.18 million in the second quarter 2010 compared to $0.39 million for the same period in 2009. The decrease was due to lower corporate legal fees in 2010. In the first quarter of 2009 the Company incurred $0.17 million of legal fees relating to the settlement of the ASARCO lawsuit.

For the six months ended June 30, 2010 legal, accounting and audit fees decreased by $0.25 million to $0.31 million compared to $0.56 million for the same period in 2009 due primarily to the 2009 settlement of the ASARCO lawsuit and less spent on transaction related activities.

Filing and Regulatory Fees
Filing and regulatory fees decreased $0.01 million to $0.02 million in the second quarter 2010 compared to $0.03 million for the same period in 2009 due primarily to additional registration filing fees in 2009 compared to no additional filing fees incurred in the current quarter.

For the six months ended June 30, 2010 filing and regulatory fees totaled $0.08 million which is consistent with the amount spent in the same period in 2009.

Interest and Other Income/Expenses
Interest and other income/expenses consist of investment income, interest accretion, and other income and expenses. Interest and other income decreased $0.03 million to $0.15 million in the second quarter 2010 compared to $0.18 million for the same period in 2009. This decrease was due primarily to lower ranching revenue from the sale of livestock, interest accretion on Ely receivable and a $0.02 million quarterly provision relating to the ASARCO pre-payment obligation.

For the six months ended June 30, 2010 interest and other income/expenses decreased $0.06 million to $0.35 million compared to $0.40 million for the same period in 2010 due to the same reason as explained above.

Other Expenses
Other expenses consist of ranch operating expenses which decreased $0.01 million to $0.17 million in the second quarter 2010 compared to $0.18 million for the same period in 2009. For the six months ended June 30, 2010 other expenses increased $0.16 million to $0.41 million compared to $0.25 million for the same period in 2009. This increase was due to cost of ranch personnel hired in the second half of 2009 and repairs and upgrades to the ranch buildings.

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Management’s Discussion and Analysis for the second quarter ended June 30, 2010

Summary of Quarterly Results

Select financial information for each of the eight most recently completed quarters of fiscal 2010, 2009 and 2008 are as follows:

			Net loss per
	Interest and	Net loss for the	share basic &
	other income, net	period	diluted
Q2 2010	$141,484	$(2,212,418)	$(0.02)
Q1 2010	199,171	(939,401)	(0.01)
Q4 2009	62,673	(2,139,179)	(0.02)
Q3 2009	25,619	(943,401)	(0.01)
Q2 2009	9,241	(892,178)	(0.01)
Q1 2009	145,131	(1,553,183)	(0.02)
Q4 2008	(367,416)	(8,528,725)	(0.08)
Q3 2008	12,027	(3,094,093)	(0.03)

Factors that can cause fluctuations in the Company’s quarterly results include the timing of stock option grants and foreign exchange gains or losses related to the Company’s holding in Canadian dollar denominated working capital balances. Since the Company‘s Rosemont project is not yet in production, the Company believes that its losses and its loss per share is not a primary concern to investors in the Company.

Liquidity and Capital Resources

At June 30, 2010, the Company had $5.53 million in cash and cash equivalents compared to $6.25 million at the beginning of the year. At June 30, 2010, the Company had a working capital of $0.71 million compared to a working capital deficit of $47.47 million at the beginning of the year. Working capital improved $48.18 million during the first half of 2010 as a result of the Company completing a two-year $43 million senior secured loan from Red Kite on April 23, 2010, the proceeds of which were used to retire the Sumitomo loan and two promissory notes that were classified as current liabilities at the beginning of the year. The Red Kite loan is classified as long-term debt.

During the second quarter the Company spent $0.85 million (YTD - $2.52 million) in operating activities compared to $0.26 million (YTD - $2.42 million) for the same period in 2009.

The Company generated $5.91 million (YTD - $35.60 million) in cash from financing activities in the second quarter 2010 compared with $3.95 million (YTD - $12.12 million) for the same period in 2009. The Company received proceeds of $7.59 million from the exercise of warrants and $43.0 million from the Red Kite loan during the second quarter. The Red Kite proceeds were used to repay the Sumitomo loan plus accrued interest and the two outstanding promissory notes. For the six months ended June 30, 2010 the Company received gross proceeds of $39.59 million from the first quarter prospectus financing and from the exercise of warrants and stock options and the $43.0 million Red Kite proceeds were used to repay the Sumitomo loan and two promissory notes.

The Company spent $14.66 million (YTD - $33.44 million) on investing activities during the second quarter 2010 compared with $5.0 million ($15.87 million) spent in the same period in 2009. The Company spent $7.89 million (YTD - $17.81 million) in the second quarter on Rosemont planning, project financial advisory services, environmental and permitting activities, payments and deposits on long-lead equipment totaled $6.58 million (YTD - $14.80 million) and capital asset purchases totaled $0.16 million (YTD - $0.78 million).

Shareholders’ equity at June 30, 2010 was $121.09 million, a $36.61 million improvement since the beginning of the year. The increase was due primarily to $37.67 million net proceeds from prospectus financing and the exercise of stock options and warrants, $1.43 million increase in contributed surplus relating to the issue of stock options, restricted shares and restricted share units and the Red Kite warrants and partially offset by a $3.15 million net loss for the six months ended June 30, 2010.

The Company has no material off-balance sheet arrangements and no material capital lease agreements.

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Management’s Discussion and Analysis for the second quarter ended June 30, 2010

The Company has no revenue from operations and does not expect to generate any revenue from its operations until Rosemont commences commercial production. The Company will require additional capital to execute its business plan.

To fund its planned 2010 capital expenditures program, the Company will continue to rely on equity financings, external debt and potential joint venture partners to meets its ongoing obligations. The Company is currently in discussions with various financial intermediaries to secure the required funding to cover expenditures through to construction startup. In the first quarter, the Company signed a silver purchase agreement with Silver Wheaton for the sale of all of the Company’s gold and silver produced from Rosemont. In exchange for this agreement, Silver Wheaton will pay the Company $230 million, which can only be drawn for the Rosemont mine construction. Project financing is expected to be in place before the ROD has been issued with construction to begin shortly thereafter. In the meantime, the Company will continue to monitor its cash flows and operate in a manner to preserve cash while the Company secures its funding for the Rosemont project.

As at June 30, 2010, the contractual obligated cash flow requirements are as follows:

(in thousands)	< 1 year	1 - 2 years	2 - 3 years	> 3 years	Total
Accounts payable and accrued liabilities	$7,928	$-	$-	$-	$7,928

Long-term debt contractually due within one year	-	43,414	-	-	43,414
Long-lead equipment purchases	86,736	8,757	-	-	95,493
Land purchases	370	-	-	-	370
Operating lease obligations	251	17	-	-	268
	$95,285	$52,188	$-	$-	$147,473

Outlook

The main focus in 2010 will be to finalize the basic engineering drawings, which is approximately 70% complete. The engineering design work schedule has been adjusted to mirror the updated permitting schedule. This will allow detailed engineering to start on earthwork, civil and structural design. The Company is currently in discussions with its vendors on rescheduling the delivery of the long-lead time equipment purchases to match the construction schedule, including adjusting the scheduled deposits. The Company is also in discussions with vendors for the delivery, transportation, storage, off loading facilities and smelters for the copper and molybdenum concentrates as well as freight for equipment being delivered during the construction phase of the project.

The Company continues with the federal, state, and local regulatory approval process. The process relies on completion of an EIS which is being managed by the USFS. The DEIS is scheduled for release to the public in the fourth quarter 2010. During the first quarter of 2011, the USFS will release the dates and locations of the public meetings during the 90-day comment period. Following these public meetings, the USFS will compile, analyze and address all comments received on the DEIS before publishing the final EIS and ROD. The Company anticipates a decision will be rendered at the end of the third quarter 2011.

The Company’s community relations campaign of meeting with community leaders, neighbourhood groups and public tours of the Rosemont project site will continue in 2010 to promote the economic benefits and the Company’s plans on alleviating the impact of mining activities to the environment.

The Company’s project advisor, Endeavour Financial International Corporation (“Endeavour”), will assist the project finance team in the evaluation of various sources of financing the development and construction of the Rosemont project. Project financing is expected to be completed before the ROD is issued.

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Management’s Discussion and Analysis for the second quarter ended June 30, 2010

The Company has been engaged with external parties to access funding opportunities to complete the permitting process and construction of Rosemont. Various funding options were reviewed, including securing minority potential joint venture partners, with goals to minimize project development risk and to secure its share of the project financing for Rosemont. During the second quarter, the Company was actively engaged in such discussions with a potential joint venture partner. Due diligence and ongoing negotiations are continuing during the third quarter. There is no certainly that such a transaction will be completed; however, the Company is pursuing this strategy as a priority.

For the remaining of 2010 the Company anticipates major expenditures to include: the completion of the engineering and design of the Rosemont mine at a cost of approximately $10.81 million, $5.25 million for the EIS and permitting and $27.22 million for deposits on long-lead equipment purchases. The Company started hiring additional project and operations personnel as the Company work towards completing basic engineering and permitting.

Based on anticipated expenditures on the Rosemont project, the Company will require additional financing by the beginning of the fourth quarter to complete the permitting process and meet its expected ongoing expenditures. Project financing for the construction of Rosemont is expected to be obtained by a combination of potential joint ventures, debt and equity financings or other means. However, unforeseen market events and conditions worldwide could impede access to capital or increase the cost of capital, which would have an adverse effect on Augusta’s ability to fund its working capital and other capital requirements. There is no assurance that these initiatives will be successful.

Transactions with Related Parties

The Company shares rent, salaries and administrative services with two companies, related by common directors and officers. During the three and six months ended June 30, 2010, the Company charged $0.13 million (2009 – $0.13 million) and $0.24 million (2009 – $.20 million) for their share of rent, salaries and administrative expenses. As at June 30, 2010, $0.18 million (December 31, 2009 - $0.24 million) of accounts receivable was due from these two related companies.

On January 22, 2010 the Company borrowed $3 million (“Loan”) from one of the related companies to complete a scheduled deposit on long-lead equipments. The loan bore an interest rate of one-month LIBOR plus 4% and was repaid on March 12, 2010. Interest paid on the loan was $0.02 million and was capitalized to the related asset.

As at June 30, 2010, due from related parties included $0.02 million (December 31, 2009 - $0.01 million) due from an Officer of the Company and companies related to the Officer.

All related party transactions are recorded at the exchange amount.

Proposed Transactions

There are no undisclosed proposed transactions that will materially affect the performance of the Company.

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Management’s Discussion and Analysis for the second quarter ended June 30, 2010

Outstanding share capital

The share data information as at June 30, 2010 is as follows:

		Weighted average
		exercise price
	Number of shares	(Cdn$)
Issued and outstanding common shares ( a )	122,480,480	$-
Options ( b )	7,974,134	$2.16
Restricted share units	243,334	$-
Red Kite warrants	1,790,700	$3.90
Compensation options	213,554	$2.19
Fully diluted	132,702,202

(a)	As at August 9, 2010 the Company had 122,547,879 common shares issued and outstanding, 7,906,735 options, 1,790,700 Red Kite warrants and 213,554 compensation options outstanding.

(b)	As at June 30, 2010, the Company had 1,864,746 shares available for granting stock options under the Company’s Stock Option Plan.

FINANCIAL INSTRUMENTS

Under Canadian GAAP, financial instruments are classified into one of the following five categories: held-for-trading, held to maturity investments, loans and receivables, available-for-sale financial assets and other financial liabilities.

The carrying values of the Company’s financial instruments are classified into the following categories:

		December 31,
	June 30, 2010	2009
Cash and cash equivalents	$5,533,643	$6,247,217
Loans and receivables	2,840,808	2,657,253
Held for trading securities	14,543	8,331
Other financial liabilities (1)	$(52,191,862)	$(58,154,125)

(1) Includes accounts payable, accrued liabilities and long-term debt.

The Company has estimated the fair values of its financial instruments based on appropriate valuation methodologies. These fair values are not materially different from their carrying value.

Disclosure Controls

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company’s disclosure controls and procedures. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods.

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Management’s Discussion and Analysis for the second quarter ended June 30, 2010

Internal Control over Financial Reporting

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Executive Officer and Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company’s internal control over financial reporting includes policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that the Company’s receipts and expenditures are made only in accordance with authorization of management and the Company’s directors; and

  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual or interim financial statements.

There has been no change in the Company’s internal control over financial reporting during the three months ended June 30, 2010 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

CRITICAL ACCOUNTING ESTIMATES

The most critical accounting estimates that may affect the Company’s financial position are those requiring estimates of the recoverability of its capitalized mineral property expenditures, deferred development costs, impairment of long-lived assets and the determination of the fair value of stock-based compensation. Management believes the estimates used are reasonable; however, actual results could differ materially from those estimates and, if so, would impact future results of operations and cash flows.

Mineral properties and deferred development costs

When it has been established that a mineral deposit is commercially mineable and an economic analysis has been completed, the costs incurred subsequently to develop a mine on the property are capitalized and amortized against future production following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned. The carrying value of mineral properties and deferred development costs represent costs incurred to date less write-downs, and are not intended to reflect present or future values.

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Management’s Discussion and Analysis for the second quarter ended June 30, 2010

Stock-based compensation

The Company grants stock options to employees, directors and consultants under its stock option plan. The Company uses the fair value method of accounting for all stock based compensation awards. Under this method, the Company determines the fair value of the compensation expense for all awards on the date of the grant using the Black-Scholes pricing model. The fair value is expensed over the vesting period of the awards. In estimating the fair value, management is required to make certain assumptions regarding such items as the expected life of the options and forfeiture rates and expected volatility. Changes in the assumptions used to estimate fair value could result in materially different results.

Future Canadian Pronouncements

In January 2009 the CICA issued CICA Handbook Section 1582, “Business Combinations”, which replaces former guidance on business combinations. Section 1582 establishes principles and requirements of the acquisition method and related disclosures. In addition, the CICA issued Section 1601, ‘Consolidated Financial Statements”, and Section 1602, “Non-controlling interests”, which replaces the existing guidance. Section 1601 establishes standards for the preparation of consolidated financial statements and Section 1602 provides guidance on accounting for non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with earlier application permitted. The Company is currently evaluating these new standards to determine the potential impact on its consolidated financial statements.

International Financial Reporting Standards

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises are required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. The Company will issue its first annual and interim consolidated financial statements prepared under IFRS for its fiscal year ended December 31, 2011 and three months ended March 31, 2011, respectively, with restatement of comparative information presented.

The transition will require the restatement for comparative purposes of amounts reported by the Company for each quarter beginning in January 1, 2011, accompanied with a reconciliation of the transitional differences. The Company has commenced the process of transition from Canadian GAAP to IFRS. As part of the transition process, the Company is in the process of providing IFRS specific training to senior financial reporting personnel and directors and the appropriate level of training is expected to be completed in the fourth quarter of 2010.

The transition process consists of three primary phases: scoping and diagnostic phase; impact analysis, evaluation and design phase; and implementation and review phase.

  Scoping and diagnostic phase – A preliminary diagnostic review was completed by an external consultant which included the determination, at a high level, of the financial reporting differences under IFRS and the key areas that may be impacted.

  The areas with the highest potential impact were identified to include the basis of consolidation, impairment of assets, financial instruments and initial adoption of IFRS under the provisions of IFRS 1. This phase is complete.

  Analysis, quantification and evaluation phase – In this phase, each area identified from the scoping and diagnostic phase will be addressed in order of descending priority. This phase involves specification of changes required to existing accounting policies, information systems and business processes, together with an analysis of policy alternatives allowed under IFRS and development of draft IFRS financial statement content. The Company anticipates that there will be changes in accounting policies and that these changes may materially impact the financial statements. The full impact on future financial reporting is not reasonably determinable or estimable at this time.

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Management’s Discussion and Analysis for the second quarter ended June 30, 2010
  Implementation and review phase – This phase includes the execution of any changes to information systems and business processes and completing formal authorization processes to approve recommended accounting policy changes. It will also include the collection of financial information necessary to compile IFRS-compliant financial statements and audit committee approval of IFRS financial statements. IFRS 1, “First-Time Adoption of International Financial Reporting Standards”, provides entities adopting IFRSs for the first time with a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRSs. The various accounting policy choices available are being assessed and those determined to be most appropriate in our circumstances will be implemented.

During the second quarter of 2010, the Company has evaluated and selected most of the new accounting policy choices under IFRS and has begun quantifying the IFRS transition adjustments as part of Phase 2 of the IFRS conversion project. In addition, the Company is in the process of identifying and amending its internal control over financial reporting and business processes impacted by IFRS. As a development stage company, changes to the information system will be relatively minor as at the date of transition; however, as the Company transitions toward construction and production, which is expected to occur in 2012, significant changes to the information system will be required to comply with IFRS requirements. In the meantime, the Company will ensure that its accounting system can capture data that facilitates reporting under IFRS such as 2010 data that are reported under Canadian GAAP and then under IFRS in the 2011 comparatives.

As the Company progresses through its IFRS conversion process and identifies accounting policy changes, these are to be reported to the public to ensure ongoing communication on the conversion. A brief overview of expected changes to accounting policies is presented below.

The Company has identified potential material adjustments to be recorded on transition as follows:

  Foreign currency translation: Under IFRS 1, the Company may elect to reset the foreign exchange translation differences reported under Accumulated Other Comprehensive Income (“AOCI”) to $Nil at the date of transition with a corresponding charge to retained earnings. The balance of accumulated other comprehensive income under Canadian GAAP as at December 31, 2009 was $5.53 million.

  Mineral properties, capital assets and deferred development costs: Under IFRS 1, the Company can elect to use fair value as deemed cost. If such election is made, this will result in volatility in the carrying value of the mineral properties and capital assets based on annual assessments of fair value of those assets. The Company is currently assessing the use of fair value as deemed cost on its mining assets. If such election is made the adjustments may be material.

  Functional currency: Under IFRS, each entity within a group of companies determines its own functional currency and measures its own results and financial position in that currency. The impact this has on the Company’s mineral properties, capital assets and deferred development costs would be to increase the carrying value of these assets by $5.53 million.

  Stock-based compensation: Under IFRS, graded vesting method is used to calculate the share-based payment awards that vest in instalments over the vesting period. Since the Company currently uses the straight-line method to recognize the fair value of its outstanding options over its vesting period, the Company is currently evaluating the impact graded vesting method will have on the fair value of its outstanding incentive stock options as at the date of transition. The impact of using graded vesting method will be reported in the third quarter 2010.

The key deliverables for the remainder of the year will include:

  Finalize the IFRS opening balance sheet;
  Finalize the accounting policy choices;
  Complete the computation of transition adjustments;
  Finalize the auditors’ review of the IFRS transition;
  Draft IFRS compliant financial statements.

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Management’s Discussion and Analysis for the second quarter ended June 30, 2010

The International Accounting Standard Board currently has projects underway including joint venture accounting, financial instruments and accounting for exploration and evaluation expenditures that are expected to result in new pronouncements in the future and as a result, IFRS as at the transition date is expected to differ from its current form. The final impact of IFRS on the financial statements will only be determinable once all applicable standards at the conversion date are known.

Risks and Uncertainties

Risks and uncertainties the Company considers material are described below. The Company is also exposed to other inherent risks that are fully described in the Company’s Annual Information Form for its year ended December 31, 2009.

Augusta will require additional capital to fund future business plans

As of December 31, 2009, Augusta had a working capital deficit of $47.48 million. In early 2010, the Company had secured or will secure sufficient capital to cover its working capital deficit and ongoing expenditures until the end of third quarter 2010. Augusta has no revenue from operations and does not expect to generate any revenue until 2012 when the Rosemont project is placed into commercial production. Augusta will require project financing to be in place by the fourth quarter as the Company begins the construction phase in order to remain on schedule with the permitting plan. Augusta may raise additional capital through debt or equity financing, and possibly through joint ventures, production sharing arrangements or other means. Recent upheavals in the financial markets worldwide could make it very difficult for Augusta to raise funds. Such funding may not be available on commercially acceptable terms or at all. The Company’s failure to meet its ongoing obligations on a timely basis or raise additional funds that may be required could result in delay or indefinite postponement of further exploration and development of the Company’s property or the loss or substantial dilution of any of its property interests.

Augusta could lose its only material property upon an event of default under the loan agreement with Red Kite

The Company’s obligations under the Red Kite Loan Agreement are secured by the common shares and assets of Rosemont Copper Company, which holds the Company’s only material property. In the event of a default under the Red Kite Loan Agreement, if the Company is unable to immediately pay all accrued and unpaid interest and principal debt, Red Kite is entitled to take possession of the common shares and assets of Rosemont Copper Company and sell, lease, or dispose of such collateral including the Rosemont property and apply the proceeds to the Company’s debt. If such an event occurs, the Company could lose its only material property and the Company’s shareholders could lose their entire investment.

Exploration, development and mining involve a high degree of risk

The Company’s operations will be subject to all the hazards and risks normally encountered in the exploration, development and production of copper and other base or precious metals, including, without limitation, encountering unusual or unexpected geologic formations or other geological or grade problems, unanticipated changes in metallurgical characteristics and metal recovery, periodic interruptions due to inclement or hazardous weather condition, seismic activity, rock bursts, pit-wall failures, cave-ins, encountering unanticipated ground or water conditions, flooding, fire, and other conditions involved in the drilling, removal of material, environmental hazards, discharge of pollutants or hazardous chemicals, industrial accidents, failure of processing and mining equipment, labour disputes, supply problems and delays and changes in the regulatory environment any of which could result in damage to, or destruction of, mineral properties, mines and other producing facilities, damage to life or property, personal injury or death, loss of key employees, environmental damage, delays in the Company’s exploration and development activities, monetary losses and legal liabilities. Satisfying such liabilities may be very costly and could have a material adverse effect on the Company’s future cash flow, results of operations and financial condition.

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Management’s Discussion and Analysis for the second quarter ended June 30, 2010

Price volatility - copper, molybdenum, silver, gold and other metal prices

The value and price of the Company’s common shares, its financial results, and its exploration, development and mining, if any, activities may be adversely affected by declines in the price of copper, molybdenum, silver, gold` and other metals. Mineral prices fluctuate widely and are affected by numerous factors beyond Augusta’s control such as interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of mineral producing countries throughout the world. Metal prices fluctuate in response to many factors and cannot be predicted. The prices used in making the resource estimates are disclosed and differ from daily prices quoted in the news media. The percentage change in the price of a metal cannot be directly related to the estimated resource quantities, which are affected by a number of additional factors. For example, a 10% change in price may have little impact on the estimated resource quantities and affect only the resultant cash flow, or it may result in a significant change in the amount of resources. Because mining occurs over a number of years, it may be prudent to continue mining for some periods during which cash flows are temporarily negative for a variety of reasons including a belief that the low price is temporary and/or the greater expense incurred in closing a property permanently.

Mineralized material calculations and life-of-mine plans using significantly lower metal prices could result in material write-down of Augusta’s investment in Rosemont and increased amortization, reclamation and closure charges.

In addition to adversely affecting Augusta’s mineralized material estimates and financial condition, declining metal prices may impact operations by requiring a reassessment of the commercial feasibility of a particular project. Such a reassessment may be the result of a management decision related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays in development or may interrupt operations, if any, until the reassessment can be completed.

Title to Augusta’s properties may be subject to other claims

Although Augusta believes it has exercised commercially reasonable due diligence with respect to determining title to properties it owns, control or has the right to acquire by option, there is no guarantee that title to such properties will not be challenged or impugned. The Company’s mineral property interests may be subject to prior unrecorded agreements or transfers or native land claims and title may be affected by undetected defects. There may be valid challenges to the title of Augusta’s properties, which, if successful, could impair development and/or operations. This may be exacerbated due to the large number of title transfers historically involved with some of the properties.

Mineral resources and proven and probable reserves are estimates

Although the mineralized material and proven and probable reserve figures included in this document have been carefully prepared by independent engineers, these amounts are estimates only, and Augusta cannot be certain that specific quantities of copper, molybdenum, silver, gold or other mineral will in fact be realized. Any material change in the quantity of mineralization, grade or stripping ratio, or mineral prices may affect the economic viability of the Company’s properties. In addition, Augusta cannot be certain that metal recoveries in small-scale laboratory tests can be duplicated in larger scale tests under on-site conditions or during production. Until an unmined deposit is actually mined and processed the quantity of mineral resources and reserves and grades must be considered as estimates only.

Government regulation may adversely affect Augusta’s business and planned operations

Augusta believes its exploration projects comply with existing environmental and mining laws and regulations affecting its operations. The Company’s mining, processing, development and mineral exploration activities, if any, are subject to various laws governing prospecting, mining, development, production, taxes, labor standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. Augusta cannot guarantee that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development.

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Management’s Discussion and Analysis for the second quarter ended June 30, 2010

A portion of the present Rosemont land position is located on unpatented mine and millsite claims located on US federal public lands. The right to use such claims is granted under the General Mining Law of 1872. Unpatented mining claims are unique property interests in the United States, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain. This uncertainty arises, in part, out of the complex federal and state laws and regulations under the General Mining Law and the interaction of the General Mining Law and other federal and state laws, such as those enacted for the protection of the environment. Unpatented mining claims are subject to possible challenges of third parties or contests by the federal government. The validity of an unpatented mining claim, in terms of both its location and maintenance, is dependent on strict compliance with a complex body of federal and state statutory or decisional law. In addition, there are few public records that definitively control the issues of validity and ownership of unpatentable mining claims. In recent years, the US Congress has considered a number of proposed amendments to the General Mining Law. If adopted, such legislation could, among other things:

  impose a royalty on the production of metals or minerals from unpatented mining claims;

  reduce or prohibit the ability of a mining company to expand its operations; and

  require a material change in the method of exploiting the reserves located on unpatented mining claims.

All of the foregoing could adversely affect the economic and financial viability of mining operations at the Rosemont property.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on Augusta’s business and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

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